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SECURI  MISSION

02021260

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47137

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 1/01/01 _____ AND ENDING _____ 12/31/01
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mutual Fund Specialists, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECEIVED
MAR 14 2002

1531 Aloma Ave.
(No. and Street)

Winter Park,   Florida   32792
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger A. Toelke   (407) 740-5900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLP
(Name – if individual, state last, first, middle name)

1031 W. Morse Blvd., Suite 200,	Winter Park,	Florida	32789
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 2 3 2002

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Roger A. Toelke_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Fund Specialists, Inc._____, as of December 31, 20 01 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____None_____

_____

_____

Notary Public   3/1/02

President
Signature

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Cuthill & Eddy LLP
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Partnership

Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner
Charlie M. Meeks, Partner

Independent Auditors' Report

Board of Directors
Mutual Fund Specialists, Inc.
Winter Park, Florida

We have audited the accompanying statement of financial condition of Mutual Fund Specialists, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Fund Specialists, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cuthill & Eddy LLP

February 13, 2002

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277

Division for CPA Firms   American Institute of Certified Public Accountants   Florida Institute of Certified Public Accountants
Member of IA International With Correspondent Offices in Principal Cities Of The World

MUTUAL FUND SPECIALISTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash equivalents	$	7,835
Commissions receivable		3,535
		11,370
Other assets		100
	$	11,470

LIABILITIES AND STOCKHOLDER'S EQUITY

Stockholder's equity:		
Common stock, no par value, 1,000 shares authorized;		
825 shares issued and outstanding	$	9,000
Retained earnings		2,470
	$	11,470

MUTUAL FUND SPECIALISTS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:		
Dealer concessions	$	24,924
Investment income		523
		25,447
Expenses:		
Fees and regulatory expenses		628
Professional fees		5,438
Office expenses		3,022
Administrative expenses		2,664
Miscellaneous		240
		11,992
Net income	$	13,455

MUTUAL FUND SPECIALISTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balance, January 1, 2001	825	$ 9,000	$ 17,937	$ 26,937
Distributions	-	-	(28,922)	(28,922)
Net income	-	-	13,455	13,455
Balance, December 31, 2001	825	$ 9,000	$ 2,470	$ 11,470

MUTUAL FUND SPECIALISTS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flow from operating activities:	
Net income	$ 13,455
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Increase in commissions receivable	(537)
Decrease in prepaid expenses	3,849
Net cash provided by operating activities	16,767
Cash flows from investing activities:	
Proceeds from sale of investment and cash provided	
by investing activities	19,940
Cash flow from financing activities:	
Distributions and cash used by financing activities	(28,922)
Net increase in cash	7,785
Cash and cash equivalents at beginning of year	50
Cash and cash equivalents at end of year	$ 7,835

MUTUAL FUND SPECIALISTS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

1. Nature of operations and summary of significant accounting policies:

Nature of operations:
Mutual Fund Specialists, Inc. (the Company) was incorporated under the laws of the State of Florida in August 1993 as a securities broker-dealer. The Company concentrates its efforts on the promotion and sale of mutual fund investments to its clients. The Company is registered with the National Association of Securities Dealers, the Securities and Exchange Commission under the Securities Act of 1934, and the State of Florida.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and expense recognition:
Commissions from the sale of investments are recognized as income when earned. Commissions that are not known at the trade date or are not able to be estimated are recorded when received.

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Income taxes:
As of January 1, 2000, the Company and its sole stockholder have elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the stockholder. Because of this election, federal income taxes have not been provided for in the 2001 financial statements.

Cash equivalents:
The Company considers investments with original maturities of three months or less to be cash equivalents. As of December 31, 2001, cash equivalents consisted of a money market investment with a market value of $7,835.

MUTUAL FUND SPECIALISTS, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2001

2. Computation of net capital:

The Company is subject to the "Net Capital Rule" of the Security and Exchange Commission. This rule prescribes that a broker of dealer in securities who does not generally carry customers' accounts is required to maintain a minimum "net capital" (Rule 15c3-1) of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

As of December 31, 2001, the Company had excess net capital of $3,985 and a net capital ratio of 0.

3. Related party transaction:

The Company reimburses the president (and sole stockholder) and/or an affiliate of the Company for expenses incurred on behalf of the Company such as telephone, office rent, supplies and data service as well as commission on sales. There were no such transactions for the year ended December 31, 2001.

4. Supplemental disclosures of cash flow information:

During the year ended December 31, 2001, cash was paid as follows:

Interest	$ -0-
Income taxes	$ -0-

MUTUAL FUND SPECIALISTS, INC.

COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Total stockholder's equity	$ 11,470
Adjustments:	
Deduct: Nonallowable assets:	
Commissions receivable over 30 days old	1,840
Other assets	100
	1,940
Net capital before haircuts on securities positions	9,530
Haircuts on securities positions	(545)
Net capital	$ 8,985
Reconciliation with Company's computation:	
Net capital as reported in the Company's Part IIA (unaudited) FOCUS report	$ 6,915
Audit adjustments	2,070
	$ 8,985

MUTUAL FUND SPECIALISTS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Total aggregate indebtedness $ -

Ratio of aggregate indebtedness to
  net capital   .00 to 1



Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner
Charlie M. Meeks, Partner

Cuthill & Eddy LLP

CERTIFIED PUBLIC ACCOUNTANTS

Limited Liability Partnership

Independent Auditors' Report On Internal
Control Structure Required By Sec Rule 17A-5

Board of Directors
Mutual Fund Specialists, Inc.
Winter Park, Florida

In planning and performing our audit of the financial statements of Mutual Fund Specialists, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, ("SEC") we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277

*Division for CPA Firms   American Institute of Certified Public Accountants   Florida Institute of Certified Public Accountants
Member of IA International With Correspondent Offices in Principal Cities Of The World*

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Cuthill & Eady LLP

February 13, 2002